Exhibit 21

Subsidiaries of WorldGate Communications, Inc.

WorldGate Service, Inc., a Delaware corporation

WorldGate Finance, Inc., a Delaware corporation

WorldGate Acquisition Corp., a Delaware corporation

Ojo Services LLC, a Delaware limited liability company

Ojo Video Phones LLC, a Delaware limited liability company